COOPERATION AGREEMENT

This Cooperation Agreement, dated as of February 1, 2019 (this "Agreement"), is by and among Del Frisco's Restaurant Group, Inc. (the "Company") and the persons and entities set forth on Schedule A hereto (the "Engaged Group," and, for clarity and as applicable, including each member thereof acting individually).

RECITALS

WHEREAS, the Company and Engaged Capital, LLC, a member of the Engaged Group, have engaged in various discussions and communications concerning the Company's business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Engaged Group is the Beneficial Owner (as defined below) of 3,328,000 shares of common stock, $0.001 par value per share, of the Company (the "Common Stock"), or approximately 9.99% of the Common Stock issued and outstanding on the date hereof; and

WHEREAS, the Company and the Engaged Group have determined to come to an agreement with respect to certain matters relating to the composition of the Board of Directors of the Company (the "Board") and certain other matters, as provided in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties (as defined below), intending to be legally bound hereby, agree as follows:

Section 1.   Board Appointment and Related Agreements.

(a)   Board Appointment. Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to: (i) increase the size of the Board to seven directors and (ii) appoint Joseph E. Reece (the "New Director") as a new Class III director (with a term expiring at the 2021 annual meeting of stockholders of the Company).

(b)   Replacements.

(i)   From the date of this Agreement until the expiration of the Extended Cooperation Period (as defined below), if the New Director is unable or unwilling to serve as a director, resigns as a director or is removed as a director and so long as the Engaged Group continuously beneficially owns in the aggregate at least the lesser of (A) 4.9% of the Company's then outstanding Voting Securities (as defined below) and (B) 1,632,768 shares of Common Stock, the Engaged Group shall have the ability to recommend a substitute person to replace the New Director in accordance with Section 1(b)(ii) (any such replacement director, a "Replacement Director").

(ii)   The appointment of any Replacement Director will be subject to (A) the execution and delivery by such Replacement Director of (x) a fully completed copy of the Company's standard director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of new Board members and (y) a written acknowledgment that such Replacement Director agrees to be bound by all agreements, policies, codes and guidelines applicable to non-employee directors of the Company, (B) such Replacement Director satisfying the Director Criteria (as defined below), and (C) the Board determining such Replacement Director to be reasonably acceptable. The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") shall make its determination and recommendation regarding whether any candidate for Replacement Director so qualifies within 10 Business Days (as defined below) after such candidate has submitted to the Company the documentation required by this Section 1(b)(ii). If the Nominating Committee does not accept a substitute person recommended by the Engaged Group as a Replacement Director (it being acknowledged that the Nominating Committee cannot unreasonably withhold its approval), the Engaged Group will have the right to recommend additional substitute person(s) whose appointment will be subject to the Nominating Committee recommending such person in accordance with the procedures described in this Section 1(b). Upon the recommendation of a candidate for Replacement Director by the Nominating Committee, the Board shall review and vote on the appointment of such candidate to the Board no later than 10 Business Days after the Nominating Committee's recommendation of such candidate; *provided*, that if the Board does not approve and appoint such candidate for Replacement Director to the Board (it being acknowledged that the Board cannot unreasonably withhold its approval), the Parties shall continue to follow the procedures described in this Section 1(b)(ii) until a Replacement Director is approved and appointed to the Board.

(c)   Transaction Committee Appointment. Immediately following the appointment of the New Director to the Board, and for so long as the New Director serves on the Board, the Board and all applicable committees of the Board shall take all actions necessary to ensure that following the appointment of the New Director until the expiration of the Extended Cooperation Period, the New Director is appointed to the Transaction Committee of the Board (the "Transaction Committee"). Immediately following the appointment of the New Director to the Transaction Committee, (i) the New Director will be appointed as the Chairman of the Transaction Committee and will be entitled to serve as Chairman of the Transaction Committee until the conclusion of the Extended Cooperation Period and (ii) the Transaction Committee will consist of the New Director, Pauline J. Brown and David B. Barr during the Extended Cooperation Period.

(d)   Additional Agreements.

(i)   The Engaged Group agrees (A) to cause its Affiliates (as defined below) to comply with the terms of this Agreement and (B) that it shall be responsible for any breach of this Agreement by any such Affiliate. A breach of this Agreement by an Affiliate of any member of the Engaged Group, if such Affiliate is not a party hereto, shall be deemed to occur if such Affiliate engages in conduct that would constitute a breach of this Agreement if such Affiliate was a party hereto to the same extent as the Engaged Group.

(ii)   During the Cooperation Period (as defined below), the Engaged Group agrees that it shall, and shall cause each of its Affiliates to, appear in person or by proxy at each annual or special meeting of the stockholders of the Company (each, a "Stockholder Meeting") and vote all Voting Securities beneficially owned, directly or indirectly, by the Engaged Group or such Affiliate (or which the Engaged Group or such Affiliate has the right or ability to vote) at such meeting (A) in favor of the slate of directors recommended by the Board, (B) against the election of any nominee for director not approved, recommended and nominated by the Board for election at any such meeting, and (C) in accordance with the Board's recommendation with respect to any other matter presented at such meeting; *provided*, that, if Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to any matter under clause (C) of this Section 1(d)(ii) (other than the removal of any director), the Engaged Group shall be permitted to vote in accordance with ISS's recommendation; *provided, further*, that the Engaged Group shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction (as defined below).

(iii)   For so long as the Engaged Group continuously beneficially owns in the aggregate at least the lesser of (A) 4.9% of the Company's then outstanding Voting Securities and (B) 1,632,768 shares of Common Stock, the Company agrees that prior to the conclusion of the 2020 annual meeting of stockholders of the Company (the "2020 Annual Meeting"), the Company agrees that (a) the size of the Board shall not exceed nine members and (b) the Company shall not seek to change the class in which any director serves.

(iv)   During the Cooperation Period, (A) upon written request from the Company, the Engaged Group will promptly provide the Company with information regarding the amount of the securities of the Company then beneficially owned by the Engaged Group and (B) the Engaged Group will notify the Company within one Business Day of the earlier to occur of the (x) consummation of any Substantial Disposition (as defined below) and (y) entry into any agreement or arrangement in respect of a Substantial Disposition. Such information provided to the Company will be kept strictly confidential unless required to be disclosed pursuant to law, legal process, subpoena, the rules of any stock exchange or any legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the Company.

(v)   Each Party agrees that, during the Cooperation Period, it shall not institute, solicit, join or assist in any litigation, arbitration or other proceeding against or involving the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers (including derivative actions), other than to enforce the provisions of this Agreement.

Section 2.   Standstill Agreement. During the period commencing with the execution of this Agreement and ending on the first Business Day after the completion of the 2019 annual meeting of stockholders of the Company (the "Cooperation Period"), the Engaged Group shall not, and it will cause each of its Affiliates not to, directly or indirectly (including through any director, officer, employee, partner, member, manager, consultant, legal or other advisor, agent or other representative of the Engaged Group or any Affiliate of the Engaged Group), in any manner, alone or in concert with others:

(a)   (i) acquire, cause to be acquired, or offer, seek or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining or forming a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single "person" under Section 13(d) of the Exchange Act (as defined below)), through swap or hedging transactions or otherwise (the taking of any such action, an "Acquisition"), ownership (beneficial or otherwise) of any securities or assets of the Company (or any direct or indirect rights or options to acquire such ownership, including voting rights decoupled from the underlying Voting Securities) such that after giving effect to any such Acquisition, the Engaged Group or any of its Affiliates holds, directly or indirectly, in excess of 15% of the Voting Securities, (ii) acquire, cause to be acquired, or offer, seek or agree to acquire, whether by purchase or otherwise, any interest in any indebtedness of the Company, or (iii) acquire, cause to be acquired, or offer, seek or agree to acquire, ownership (including Beneficial Ownership) of any asset or business of the Company or any right or option to acquire any such asset or business from any person, in each case other than securities of the Company;

(b)   (i) nominate, give notice of an intent to nominate, or recommend for nomination a person for election to the Board (other than pursuant to Section 1(b)) or take any action in respect of the removal of any director, (ii) knowingly seek or encourage any person to submit any nomination in furtherance of a "contested solicitation" or take any other action in respect of the election or removal of any director, (iii) submit, or knowingly seek or encourage the submission of, any stockholder proposal (pursuant to Rule 14a-8 or otherwise) for consideration at, or bring any other business before, any Stockholder Meeting, (iv) request, or knowingly initiate, encourage or participate in any request, to call a Stockholder Meeting, (v) publicly seek to amend any provision of the Certificate of Incorporation, Bylaws, or other governing documents of the Company (each as may be amended from time to time), or (vi) take any action similar to the foregoing with respect to any subsidiary of the Company;

(c)   solicit any proxy, consent or other authority to vote of stockholders or conduct any other referendum (binding or non-binding) (including any "withhold," "vote no" or similar campaign) with respect to, or from the holders of, Voting Securities, or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in, or knowingly assist, advise, initiate, encourage or influence any person (other than the Company) in, any "solicitation" of any proxy, consent or other authority to vote any Voting Securities (other than such assistance, advice, encouragement or influence that is consistent with the Board's recommendation in connection with such matter);

(d)   (i) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company's proxy card for any Stockholder Meeting or as otherwise permitted by Section 1(d)(ii)) or (ii) deposit or agree or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any agreement or arrangement with respect to the voting of such securities (including a voting agreement or pooling arrangement), other than (A) any such voting trust or arrangement solely for the purpose of delivering to the Company or its designee a proxy, consent, or other authority to vote in connection with a solicitation made by or on behalf of the Company or (B) customary brokerage accounts, margin accounts and prime brokerage accounts;

(e)   knowingly encourage, advise or influence any person, or knowingly assist any person in so encouraging, advising or influencing any person, with respect to the giving or withholding of any proxy, consent or authority to vote any Voting Securities or in conducting any referendum (binding or non-binding) (including any "withhold," "vote no" or similar campaign);

(f)   form, join, encourage the formation of, or in any way participate in any partnership, limited partnership, syndicate or group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities (other than a group that includes all or some of the members of the Engaged Group, but does not include any other entities or persons that are not members of the Engaged Group as of the date hereof; *provided, however,* that nothing herein shall limit the ability of an Affiliate of the Engaged Group to join such group following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement);

(g)   make or publicly advance any request or proposal to amend, modify or waive any provision of this Agreement, or take any action challenging the validity or enforceability of any provision of or obligation arising under this Agreement; *provided*, that the Engaged Group may make confidential requests to the Board to amend, modify or waive any provision of this Agreement, which the Board may accept or reject in its sole and absolute discretion, so long as any such request is not publicly disclosed by the Engaged Group and is made by the Engaged Group in a manner that would not reasonably be expected to require the public disclosure thereof by the Company, the Engaged Group or any other person;

(h)   make a request for a list of the Company's stockholders or for any books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law; or

(i)   enter into any discussion, negotiation, agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage, assist, solicit, seek or seek to cause any person to undertake any action inconsistent with this Section 2.

Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of this Section 2 shall not be deemed to restrict the Engaged Group from: (i) communicating privately with the Board or any of the Company's officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications or (ii) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate this Section 2 or Section 16. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the New Director or any Replacement Director in the exercise of his or her fiduciary duties to the Company.

Section 3.   Stockholder Rights Plans. The Company shall take all necessary actions to (a) amend the Rights Agreement, dated as of December 5, 2018, between the Company and American Stock Transfer & Trust Company, LLC (the "Rights Agreement") such that the Final Expiration Date (as defined in the Rights Agreement) shall occur on or before the date that is 10 Business Days after the date of this Agreement and (b) submit any stockholder rights plan adopted by the Company on or after the date of this Agreement and prior to the conclusion of the Extended Cooperation Period for ratification by the stockholders of the Company at the next Stockholder

Meeting to occur after the date of the rights agreement or other agreement, arrangement or understanding in respect of such stockholder rights plan.

Section 4. <u>Representations and Warranties of All Parties</u>. Each Party represents and warrants to the other Party that (a) such Party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors' rights and to general equity principles) and (c) this Agreement will not result in a material violation of any (i) term or condition of any agreement to which such person is a party or by which such Party may otherwise be bound or (ii) law, rule, license, regulation, judgment, order or decree governing or affecting such Party.

Section 5. <u>Representations and Warranties of the Engaged Group</u>. The Engaged Group represents, warrants and covenants to the Company that (a) as of the date of this Agreement, the Engaged Group collectively beneficially owns and is entitled to vote an aggregate of 3,328,000 shares of Common Stock, (b) as of the date of this Agreement, the Engaged Group does not have a Synthetic Position (as defined below) (other than (i) the shares of Common Stock beneficially owned as set forth in <u>clause (a)</u> above and (ii) a certain cash-settled total return swap agreement constituting economic exposure to an aggregate of 328,000 notional shares of Common Stock, which has a maturity date of December 20, 2021) in any Voting Securities, (c) the Engaged Group has not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to the New Director or any Replacement Director in connection with such person's appointment to, or service as a director on, the Board, (d) the New Director is not a former employee or current employee of the Engaged Group, and (e) the Engaged Group will not become party to any agreement, arrangement or understanding (whether written or oral) with the New Director or any Replacement Director with respect to such person's service as a director on the Board, including any such agreement, arrangement or understanding with respect to how such person should or would vote or act on any issue or question as a director.

Section 6. <u>Press Release; Communications</u>. Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release in the form attached hereto as <u>Exhibit B</u> (the "<u>Press Release</u>") announcing certain terms of this Agreement. Neither the Company nor the Engaged Group shall make or cause to be made, and the Company and the Engaged Group will cause their respective Affiliates not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party. The Company acknowledges that the Engaged Group may file this Agreement as an exhibit to its Schedule 13D. The Company shall be given a reasonable opportunity to review and comment on any Schedule 13D filing made by the Engaged Group with respect to this Agreement, and the Engaged Group shall give reasonable consideration to any comments of the Company. The Engaged Group acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC (as defined below) as exhibits to a Current Report on Form 8-K and other filings with the SEC. The Engaged Group shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the Engaged Group.

Section 7.   Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, except that the Company will reimburse the Engaged Group for its reasonable documented expenses, including legal fees incurred in connection with the negotiation and entry into this Agreement and the matters related thereto, in an amount not to exceed $50,000.

Section 8.   Termination. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate on the earlier to occur of (a) the conclusion of the 2020 Annual Meeting and (b) the consummation of an Extraordinary Transaction. Notwithstanding the foregoing, the provisions of Section 7 through Section 15 and Section 17 through Section 21 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

Section 9.   Certain Defined Terms. For purposes of this Agreement:

(a)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates of any person or entity referred to in this Agreement.

(b)   "Beneficial Ownership" means having the right or ability to vote, cause to be voted or control or direct the voting of any Voting Securities (in each case whether directly or indirectly, including pursuant to any agreement, arrangement or understanding, whether or not in writing); provided, that a person shall be deemed to have "Beneficial Ownership" of any Voting Securities that such person has a right, option or obligation to own, acquire or control or direct the voting of upon conversion, exercise, expiration, settlement or similar event ("Exercise") under or pursuant to (i) any Derivative (as defined below) (whether such Derivative is subject to Exercise immediately or only after the passage of time or upon the satisfaction of one or more conditions) and (ii) any Synthetic Position that is required or permitted to be settled, in whole or in part, in Voting Securities. A person shall be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities that such person has Beneficial Ownership of.

(c)   "Business Day" means any day that is not (i) a Saturday, (ii) a Sunday or (iii) other day on which commercial banks in the State of New York are authorized or required to be closed by applicable law.

(d)   "Director Criteria" means that a person (i) qualifies as "independent" pursuant to SEC rules and regulations, applicable stock exchange listing standards and applicable corporate governance policies, (ii) qualifies to serve as a director under the General Corporation Law of the State of Delaware, (iii) is not a former employee or current employee of the Engaged Group and (iv) has the relevant experience to be a director of the Company.

(e)   "Exchange Act" means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

(f)   "Extended Cooperation Period" means the period commencing with the execution of this Agreement and ending on the earliest to occur of (i) the date that is 30 days prior to the director nomination deadline for the 2020 Annual Meeting, (ii) the first Business Day after the date on which the Company publicly announces or discloses that it has consummated or entered into an agreement in respect of an Extraordinary Transaction, and (iii) the first Business Day after the date on which the Company publicly announces or discloses that (A) the review of strategic alternatives with respect to the Company commenced by the Board on December 20, 2018 (the "Strategic Review Process") has been or will be concluded and (B) the Company has not and will not consummate or enter into an agreement in respect of an Extraordinary Transaction arising out of or relating to the Strategic Review Process.

(g)   "Extraordinary Transaction" means any merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company.

(h)   "Party" means the Company and the Engaged Group, individually, and "Parties" means the Company and the Engaged Group, collectively.

(i)   "SEC" means the U.S. Securities and Exchange Commission.

(j)   "Substantial Disposition" means any transaction or series of related transactions (other than open market sales) pursuant to which the Engaged Group sells or agrees to sell, through swap or hedging transactions or otherwise, any Voting Securities or any voting rights decoupled from the underlying Voting Securities held by the Engaged Group or by any Affiliate of the Engaged Group constituting 5% or more of the then-outstanding Voting Securities to any person.

(k)   "Synthetic Position" means any option, warrant, convertible security, stock appreciation right or other security, contract right or derivative position or similar right (including any "swap" transaction with respect to any security, other than a broad based market basket or index) (each of the foregoing, a "Derivative"), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of Voting Securities and that increases in value as the market price or value of Voting Securities increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Voting Securities, in each case regardless of whether (x) it conveys any voting rights in such Voting Securities to any person, (y) it is required to be or capable of being settled, in whole or in part, in Voting Securities, or (z) any person (including the holder of such Synthetic Position) may have entered into other transactions that hedge its economic effect.

(l)   "Voting Securities" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

Section 10.   Mandatory Injunctive Relief; Fees.

(a)   Each Party acknowledges and agrees that any breach of any provision of this Agreement shall cause the other Party irreparable harm which would not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a Party of any provision of this Agreement, the other Party shall be entitled to seek an injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages or post a bond or other security. The foregoing right shall be in addition to such other rights or remedies that may be available to the non-breaching Party for such breach or threatened breach, including the recovery of money damages.

(b)   If a Party institutes any legal suit, action, or proceeding against the other Party to enforce this Agreement (or obtain any other remedy regarding any breach of this Agreement) or arising out of or relating to this Agreement, including contract, equity, tort, fraud, and statutory claims, the prevailing Party in the suit, action, or proceeding is entitled to receive, and the non-prevailing Party shall pay, in addition to all other remedies to which the prevailing Party may be entitled, the costs and expenses incurred by the prevailing Party in conducting the suit, action, or proceeding, including actual attorneys' fees and expenses, even if not recoverable by law.

Section 11.   Confidentiality.

(a)   The Engaged Group acknowledges that the New Director and any Replacement Director shall be required to preserve the confidentiality of the Company's business and information, including any non-public information entrusted to or obtained by such director by reason of his or her position as a director of the Company ("Confidential Information").

(b)   The Engaged Group shall not seek to obtain Confidential Information from the New Director or any Replacement Director.

Section 12.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Each Party agrees to use its commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

Section 13.   Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) upon confirmation of receipt, when sent by e-mail (*provided*, that such confirmation is not automatically generated), or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Del Frisco's Restaurant Group, Inc.
2900 Ranch Trail
Irving, Texas 75063
Attention: Norman Abdallah
E-mail: nabdallah@dfrg.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Joshua M. Zachariah
              Shaun J. Mathew
E-mail: joshua.zachariah@kirkland.com
              shaun.mathew@kirkland.com

If to the Engaged Group:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
Attention: Glenn W. Welling
E-mail: glenn@engagedcapital.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky
              Ryan Nebel
E-mail: swolosky@olshanlaw.com
              rnebel@olshanlaw.com

Section 14.   <u>Governing Law; Jurisdiction; Jury Waiver</u>. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any action of the Company or the Engaged Group in the negotiation, administration, performance or enforcement hereof shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement and any rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and any rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the

Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the "Chosen Courts"). Each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement in any court other than the Chosen Courts. Each Party hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in any Chosen Court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 15.   Counterparts; Electronic Transmission. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. Any signature to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 16.   Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Extended Cooperation Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 16, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors, shall in any way criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party's subsidiaries, Affiliates, successors, assigns, officers (including any current officer of a Party or a Party's subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party's subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees, agents, attorneys or representatives, or any of their businesses, products or services, or, where the other Party is the Company, the Strategic Review Process, in any manner that would reasonably be expected to damage the business or reputation of such other Party (including, where the other Party is the Company, the Strategic Review Process), their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, agents, attorneys or representatives. For the avoidance of doubt, the Engaged Group shall be permitted to comment (privately and publicly) on the Strategic Review Process during the Extended Cooperation Period so long as it does not violate the non-disparagement provisions of this Section 16. For purposes of this Section 16, no actions taken by any director, agent or other representative of a Party in any capacity other than on behalf of, and at the direction of, such Party will be covered by this Agreement.

Section 17.   <u>No Waiver</u>. Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver of, or deprive that Party of the right thereafter to insist upon strict adherence to, that term or any other term of this Agreement.

Section 18.   <u>Entire Agreement; Amendments</u>. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof. This Agreement may only be amended pursuant to a written agreement executed by each Party.

Section 19.   <u>Successors and Assigns</u>. This Agreement may not be transferred or assigned by any Party without the prior written consent of the other Party. Any purported assignment without such consent is null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

Section 20.   <u>No Third Party Beneficiaries</u>. This Agreement is solely for the benefit of the Parties and is not enforceable by any other person.

Section 21.   <u>Interpretation and Construction</u>. Each Party acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each Party, and any controversy over any interpretation of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, (i) the word "including" (in its various forms) means "including, without limitation," (ii) the words "hereunder," "hereof," "hereto" and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement, and (iii) the word "or" is not exclusive.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, each Party has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

Del Frisco's Restaurant Group, Inc.

By:_____

      Name: Norman Abdallah

      Title: Chief Executive Officer

IN WITNESS WHEREOF, each Party has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

Engaged Capital, LLC

By: _____
   Name: Glenn W. Welling
   Title: Founder and Chief Investment
           Officer

Engaged Capital Flagship Master Fund, LP

By: Engaged Capital, LLC
      General Partner

By: _____
   Name: Glenn W. Welling
   Title: Founder and Chief Investment
           Officer

Engaged Capital Flagship Fund, LP

By: Engaged Capital, LLC
      General Partner

By: _____
   Name: Glenn W. Welling
   Title: Founder and Chief Investment
           Officer

Engaged Capital Flagship Fund, Ltd.

By: _____
   Name: Glenn W. Welling
   Title: Director

[Signature Page to Cooperation Agreement]

Engaged Capital Holdings, LLC

By: _____

      Name: Glenn W. Welling
      Title: Sole Member

_____

Glenn W. Welling

SCHEDULE A

Engaged Capital, LLC

Engaged Capital Flagship Master Fund, LP

Engaged Capital Flagship Fund, LP

Engaged Capital Flagship Fund, Ltd.

Engaged Capital Holdings, LLC

Glenn W. Welling

EXHIBIT A

Press Release



Investor Relations Contact:
Raphael Gross
203-682-8253
investorrelations@dfrg.com

Media Relations Contact:
Phil Denning, ICR
Phil.Denning@icrinc.com
646-277-1258

Del Frisco's Restaurant Group Announces Cooperation Agreement with Engaged Capital

Joe Reece Appointed to the Company's Board of Directors and as Chair of Transaction Committee

Company to Terminate Short-Term Shareholder Rights Plan

Engaged Capital Agrees to Support All Company Nominees at the 2019 Annual Meeting

IRVING, Texas, February 4, 2019 – Del Frisco's Restaurant Group, Inc. ("Del Frisco's" or the "Company") (NASDAQ: DFRG) today announced that its Board of Directors (the "Board") executed a Cooperation Agreement with Engaged Capital, LLC ("Engaged Capital"), Del Frisco's third largest shareholder. The Company also announced that it is terminating the short-term shareholder rights plan that it adopted in December 2018 after observing unusual and substantial activity in its shares.

The terms of the Cooperation Agreement include the appointment of Joe Reece to the Board, which will be expanded by one member to seven directors, and as the Chairman of the Transaction Committee that is overseeing the Company's previously-announced review of strategic alternatives. Mr. Reece will be a Class III director, with a term lasting until the Company's 2021 Annual Meeting of Shareholders.

In addition, Engaged Capital has agreed to certain standstill and voting commitments beginning on the date of the Cooperation Agreement and ending after the completion of the Company's 2019 Annual Meeting of Shareholders. Engaged Capital will vote all of its shares in favor of the Company's nominees and other proposals at any meeting of the Company's shareholders during the cooperation period, subject to certain exceptions.

"We are pleased to welcome Joe to the Board. He brings considerable financial experience and will complement the diverse skillsets and backgrounds of our current Board members," said Ian Carter, Chairman of the Board. "We are confident that the insight that Joe will bring in his role as Chairman of the Transaction Committee, and to the Board generally, will be invaluable as we move forward with the Company's previously announced review of strategic alternatives."

"Joe will bring a new perspective to the boardroom and support the Company's efforts to drive growth and enhance shareholder value," Norman Abdallah, Chief Executive Officer of Del Frisco's, commented. "We look forward to furthering our constructive relationship with Engaged Capital. Under the Cooperation Agreement, we are terminating the rights plan well before its scheduled expiration, which we believe is in the best interests of the Company and all of its shareholders."

Glenn W. Welling, the founder and Chief Investment Officer of Engaged Capital, said, "I am pleased to have reached this agreement as part of a constructive dialogue with Del Frisco's. In addition to his decades of experience working inside boardrooms, Joe Reece brings exceptional experience in investment banking and the capital markets to Del Frisco's which will be instrumental as the Board evaluates the various opportunities available to maximize value for all shareholders."

Joe Reece has over 30 years of experience as a business leader. His experience working with executives at corporations, financial sponsors, and institutional investors, as well as serving on several public company boards, will bring an added dimension to the Board.

Mr. Reece is the Founder and Chief Executive Officer of Helena Capital. Mr. Reece previously served as Executive Vice Chairman and Head of the Investment Bank for the Americas at UBS Group AG from 2017-2018 as well as serving on the board of UBS Securities, LLC. Mr. Reece also held numerous leadership roles at Credit Suisse Group AG from 1997-2015, including most recently as Global Head of Equity Capital Markets. Earlier in his career, he worked as a Corporate Attorney at Skadden Arps and Streich Lang. Mr. Reece also served as Special Counsel and Attorney at the United States Securities and Exchange Commission ("SEC").

Mr. Reece currently serves as the Chair of the Audit Committee at Boxwood Merger Corporation and is a Member of the Compensation and Audit Committees at RumbleOn, Inc. He previously served as Chair of the Special Committee and Member of the Executive Committee at CST Brands, Inc., as well as Chair of the Special Committee and Member of the Audit Committee at LSB Industries, Inc.

Mr. Reece holds degrees from the University of Akron and Georgetown University Law Center.

The complete agreement between the Company and Engaged Capital, as well as the amendment to the shareholder rights plan, will be included in a Form 8-K to be filed with the SEC.

About Del Frisco's Restaurant Group, Inc.

Based in Irving, Texas, Del Frisco's Restaurant Group, Inc. is a collection of 73 restaurants across 16 states and Washington, D.C., including Del Frisco's Double Eagle Steakhouse, Del Frisco's Grille, Barcelona Wine Bar, and bartaco.

Del Frisco's Double Eagle Steakhouse serves flawless cuisine that's bold and delicious, and offers an extensive award-winning wine list and level of service that reminds guests that they're the boss. Del Frisco's Grille is modern, inviting, stylish, and fun, taking the classic bar and grill to new heights, and drawing inspiration from bold flavors and market-fresh ingredients. Barcelona serves tapas, both simple and elegant, using the best seasonal picks from local markets and unusual specialties from Spain and the Mediterranean, and offers an extensive selection of wines from Spain and South America featuring over 40 wines by the glass. bartaco combines fresh, upscale street food and award-winning cocktails made with artisanal spirits and freshly-squeezed juices with a coastal vibe in a relaxed environment.

For further information about our restaurants, to make reservations, or to purchase gift cards, please visit: www.DelFriscos.com, www.DelFriscosGrille.com, www.BarcelonaWineBar.com, and www.bartaco.com. For more information about Del Frisco's Restaurant Group, Inc., please visit www.DFRG.com.

About Engaged Capital

Engaged Capital, LLC (Engaged Capital) was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner's perspective to the managements and boards of undervalued public companies. Engaged Capital's efforts and resources are dedicated to a single investment style, "Constructive Activism" with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Factors leading thereto may include, without limitation, uncertainties as to the structure, terms, and timing of any strategic transaction resulting from Del Frisco's previously announced strategic review and whether it will be completed, the impact of any such strategic transaction on Del Frisco's, whether the strategic benefits of any such strategic transaction can be achieved, general economic conditions, conditions in the markets that the Company is engaged in, behavior of customers, suppliers, and competitors, and the legal and regulatory rules affecting Del Frisco's. Statements preceded by, followed by, or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," "will," "should," "would," "may," and "could" or similar words or expressions are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations, or other characterizations of future events, circumstances, or results, including all statements related to the review of strategic alternatives for Del Frisco's, are also forward-looking statements. Important risks, assumptions and other important factors that could cause future results to differ materially from those expressed in the forward-looking statements are specified in Del Frisco's Annual Report on Form 10-K for the year ended December 26, 2017 and its Quarterly Report on Form 10-Q for the period ended September 25, 2018 under headings such as "Forward-Looking Statements", "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other filings and furnishings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events, or to report the occurrence of unanticipated events.